Peer Review Mediation and Arbitration, Inc.

December 19, 2007

Ms. Angela McHale
Division of Corporate Finance
C/o U.S. Securities & Exchange Commission
Washington, DC 20549

RE:	Peer Review Mediation and Arbitration, Inc. Form 10-SB12(g)A File No. 0-52712

Dear Ms. McHale,

Please find the following answers to the comments that the Commission provided. Feel free to contact me at any time to discuss these issues in greater detail.

1.	Development over last 3 years

Peer Review Mediation & Arbitration, Inc., was founded on April 16, 2001 as a Florida corporation. Over the past three years, PRMA’s continued process of development has included: (a) Direct marketing to increase our panel of Professionals: Using physician databases that we purchase, we are able to screen physicians throughout the country. From this large pool, we further filter through parameters of location, licensure, and medical specialty. These criteria will yield a short list of candidates. To this list we will send formal invitations to join our Panel. Candidates, who respond to our direct marketing, begin a process of information and knowledge exchange. If the candidate is interested in joining our list of medical experts, after our initial conversation, they make application and accept our terms and conditions to employment via our secure web portal. After our review of the application, the physician is given a user login to their personal space and account. This personal space is used to consolidate communication and work with our company. At this point they are ready to upload, enter, email or fax their complete curriculum vita to use or the system. Our business plan is structured around our subscriber clients being able to use this information for finding the best qualified physician for work assignments;
(b) Developing our marketing plan that includes sales techniques, procedures and materials: We have spent a great deal of our time researching the market for our services. We have been developing our sales presentations tailored to specific industry and employee needs. This has included client contact materials, such as brochures and pamphlets; (c) Continued Software and technology development: Our second largest endeavor over the past three years has been our enterprise software development. This enterprise system and it’s sub assemblies (other software) aggregates all of our business process, employees, physician consultants, shareholders, clients, web portals and all required documents and tools to one ever evolving desk top. This “desk top” view is determined by the user or individual need and authority. In our opinion, this is a cutting edge development using the latest software tools and techniques; (d) Hiring and training new employees; (e) Seeking acquisition candidates; (f) Completing the acquisition of IRI: The acquisition of IRI has given us practical experience and is directing the development of our Case Management system. It is also why our customer base has expanded and become more diverse. PRMA has had no appreciable revenues excluding a few “test” attorneys’ clients. This acquisition took almost two years to complete, reorganize, and get running properly. Currently, we have had limited revenues and operating at a deficit, but have not had to file for bankruptcy or have a receivership

1450 S. Dixie Highway, Ste 201
Boca Raton, FL 33432
Tel (561)

2.	Why Arkansas license lapsed?

In Arkansas, from January 01, 2005 till December 31, 2006, IRI was registered for external review of medical cases denied by insurance carriers. IRI was never able to secure any business within the State of Arkansas. The Company’s IRI division applied for licensure in Arkansas, but unlike Texas, their system and the assignment of cases is driven by insurance carrier choice. At this time, the Company has not sought to hire an area representative to negotiate with insurance carriers, and has opted to allow the license to lapse. The Company may make new application to Arkansas sometime at a later date.

3.	Competitive Position (old #13)

Any entity can state that they are an independent review organization (“IRO”). However, registration or certification is required in order to be eligible for assignment of statutory or regulatory work from government agencies (i.e. state departments of insurance). Medical Review Providers seeking state medical review business, typically make application in those states that require licensing to conduct medical reviews for that state. Licensing is only required for companies who wish to work for the State Dept of Insurance. There is no licensing requirements to do Commercial (for attorneys or insurance companies) or Private (individual consumers) payer work for medical review. Peer Review seeks to be a registered or certified IRO in the states it conducts business.

To date, the Company does not rate itself anywhere within its industry among competiting companies. Many companies within the medical expert industry are larger, more established and better capitalized. Peer Review has marginal sales, net losses and limited funds for marketing. The company’s competitors fall into three different categories: (a) Directories of Experts. Directories are maintained by several organizations and service companies, e.g. West Law, Lexus Nexus, Seek, America Medical Association, and other online providers.; (b) Referral Services. Almost any employment agency can handle search and recruitment of a part time medical consultant. There are numerous companies specializing in the medical placement field. (c) Sole Service Providers. These companies are similar to Peer Review’s IRI division, in that it maintains their own panel of providers or employees and they decide who to assign require work. A search in Dunn and Bradstreet will reveal about 350 different companies.

Peer Review believes its platform will offer a competitive advantage over these competitors in the future. The Company plan is to meld together the advantages of the several types of competitors, and infusing it with a new collaborate technology. Like directories, Peer Review has a vast panel representing many medical specialties and geographic locations. But unlike Directories, we maintain vast amount of information about our physicians, with a searchable Data Archive with physician curriculum vita, index and key word search. The disadvantage of directory or Referral Service is that the client must expend a lot of effort to screen through physicians and contact the physician directly. Peer Review’s customer relations process handles the communication and determines which of the chosen professionals are interested in the work assignment. PRMA methods allow the Client to search, review and chose a “short” list of qualified Physicians and send a request for proposal to the list. Physicians can review case details and if interest responds with a quote for services unlike all the competitors in the industry, Peer Review expects to offer an advantageous case management system, where the client can identify case parties, documents, authorities to upload and/or view documents, and request documents from others.

4.	Dependence on Major Customers (old #5)

In 2005, the Texas Department of Insurance for review of medical necessity denials accounted for 77% of sales, principally through the IRI division. The Company concentrated on that main customer during that earlier period of its growth. In 2006 and the first and first six months of 2007, sales were to a larger and more diverse customer base. Our current customer base includes Texas Department of Insurance, Texas Department of Workmen Compensation, United State Department of Justice and a few attorneys. The State of Texas and its related business make up over seventy-five percent of our current business revenue.

5.	Fee Structure

Most fees as indicated are estimates, service, professional and totals are determined on a case-by-case basis. (a) Attorney Subscriber Fees: Base Technology Fee $1,200.00 an year, which can be divided in monthly payments of $100 as a minimum fee, allowing the subscriber two case per month. (b) Legal Reviews: Professional fees are estimated $1,000.00 minimum per case. (c ) Insurance Case Fees: Flat Rate Technology fee of $175.00 per case (d) Medical Quality Reviews: Professional fees are estimated $850.00 minimum per case (e) Statutory Reviews: $650.00 per case or as set by Law. Fee

6.	Year Net loss to common shareholders

The decrease in net loss is primarily attributable to a consolidation of expense areas and a decrease of consultant expense for the parent company, PRMA. When Peer Review acquired and later reorganized IRI, it consolidated expense areas, such as customer and technology support, accounting and other various general, administrative expense that were duplicated. The operational staff of IRI had been reduced to one employee from five with IRI..

7.	Acquisitions

On February 11, 2005, Peer Review acquired all of the outstanding common shares of IRI, Texas Corporation engaged in providing medical case reviews under the guidance of the Texas Insurance Commission. The IRI shares were acquired in exchange for 75,000 of the Company's common shares with no readily available market price. The purchase value of IRI was recorded at the net deficit of IRI on the date of purchase of $(144,191), with allocations based on fair value, of $16,414 to cash and other current assets, $32,197 to accounts payable, $72,250 to notes payable, and $56,158 to related party payables. The terms of the agreement were later changed after the termination of a few of the original employees of IRI. In 2006, pursuant to a court ruling over a control dispute, the Company was relieved of debt obligations to two former officers in the amount of $114,958, which the Company recorded as paid in capital. The asset of most value was the State of Texas license as an independent review company. IRI was the second company licensed in Texas and has maintained a long history of service. Since Texas is an expansion area, it made good business sense to acquire this brand.

8.	Acquisitions

In 2006, the Company acquired $136,468 in marketable securities from an unrelated party in exchange for a recorded payable to the unrelated party in the same amount. This transaction was a loan to increase operating capital, recorded as cash with the offsetting entry to payables.

9.	Compensation Committee

To date we do not have a separate compensation committee. Rather, our Board of Directors performed all the functions that may be delegated to a compensation committee. Based on our small size and limited financial and human resources, we did not believe that creating a compensation committee separate and distinct from our full Board of Directors would have been cost-effective. We expect to form a Compensation Committee within the next twelve months. We will seek an outside human resource management firm to oversee and manage this activity.

10.	Executive Compensation

We expect to form an Executive Compensation Committee within the next twelve months. We will seek an outside human resource management firm to oversee and manage this activity.

11.	Certain Relationships

Merge Media was a technology service provider, owned by over 270 shareholders; the non-majority control shareholder was Mr. Willis Hale, our CEO. Merge Media performed work and provided technology to Peer Review in 2001 in exchange for 1,000,000 shares of the 6,430,000 originally issued PRMA's restricted common shares. Following the economic downturn in 2002, Merge Media later suspended operations and is currently dormant. However, before this suspension, Merge Media tendered back it's common shares and requested that PRMA issue Convertible Preferred shares to Merge Media shareholders on a prorated basis to it's shareholders. The terms of this Agreement called for the distribution by PRMA of the Series II Preferred shares directly to the shareholders of Merge. Each Series II Preferred share may be converted into One $0.001 par value Restricted Common share, at no additional cost, any time subsequent to the first anniversary of their issue date. As of December 31, 2005 the shares owned by Merge Media were converted into an equal number of shares of the Series II Preferred shares and distributed to the individual shareholders of Merge Media, Inc. in a distribution pursuant to our Amended Form D filed with the Securities and Exchange Commission on December 15, 2004. Those shares remain restricted and transferable subject to compliance with the Securities Act of 1933, as amended. Merge Media, as a corporate entity, holds no shares of Peer Review.

At the time Merge Media was discontinuing operations, its board of directors voted to dividend the 1,000,000 shares of Common Stock of PRMA in a shareholder distribution to Merge Media’s shareholders it had received for services in technology assistance to PRMA. However, Merge Media received legal advice that there may not be an available exemption from registration to dividend to its shareholders the stock of a third-party issuer, PRMA. Subsequently, Merge Media tendered its 1,000,000 shares of Common Stock of PRMA back to PRMA, under an agreement with the board of PRMA to exchange the 1,000,000 shares of its Common Stock for a higher class of securities in the event of potential dissolution or series II Preferred Shares and distribute the Series II Preferred shares of PRMA directly to the prior Merge Merdia shareholders pursuant to Section 4(2) and 4(6) , and Regulation D, Rule 506 exemption of the Act. A Form D was filed with the Commission . PRMA business purpose for issuing shares to Merge Media’s shareholders was to facilitate Merge Media in its shareholder distribution of PRMA capital Stock.

12.	Recent Sales -Preferred

In May 2001, we issued 150,000 shares of Series I Convertible Preferred, valued at par value, to one consultant for services, pursuant to Section 4(2) and 4(6) , and Regulation D, Rule 506 exemption of the Act. The Series I Preferred shares were cancelled in December 2005 with the consent of the holder, and in consideration of an issuance, in a transaction that did not involve a public offering, of 25,000 Common shares of Peer Review pursuant to Section 4(2) and 4(6) , and Regulation D, Rule 506 exemption of the Act. Form D was filed with the Commission.

13.	Recent Sales- Merge Media

Merge Media was a technology service provider, owned by over 270 shareholders; the non-majority control shareholder was Mr. Willis Hale, our CEO. In exchange for technology to Peer Review in 2001, Peer Review issued Merge Media one million (1,000,000) shares of Peer Review Common Stock in lieu of cash for services, pursuant to an exemption from registration under section 4(2) of the Act. At the time Merge Media was discontinuing operations, its board of directors voted to dividend the 1,000,000 shares of Common Stock of PRMA in a shareholder distribution to Merge Media’s shareholders. However, Merge Media received legal advice that there may not be an available exemption from registration to dividend to its shareholders the stock of a third-party issuer, PRMA. Subsequently, Merge Media tendered its 1,000,000 shares of Common Stock of PRMA back to PRMA, under an agreement with the board of PRMA to exchange the 1,000,000 shares of its Common Stock for a higher class of securities in the event of potential dissolution or series II Preferred Shares and distribute the Series II Preferred shares of PRMA directly to the prior Merge Merdia shareholders pursuant to exemptions from registration, namely Section 4(2) and 4(6) , and Regulation D, Rule 506 exemption of the Act. A Form D was filed with the Commission

14.	Recent Sales-Purchase Options

From January 31, 2006 until December 31, 2006, a total of 113,290 Common Stock Purchase Options (“Purchase Options”) were issued to 134 accredited investors at $.05 each as part of the same private placement offering of Common Stock at $4.95 per share, for consideration from the Purchase Options of $5,664.50, pursuant to an exemption from registration under 4(2) and 4(6), and Rule 506 of Regulation D, of the Act. A Form D was filed with the Commission. During the six months ended June 30, 2007 the Company issued 26,550 common stock purchase options to 14 accredited investors for $1,327.50 in cash, as part of the same private placement offering of Common Stock at $4.95 per share, for consideration from the Purchase Options of $5,830, pursuant to an exemption from registration under 4(2) and 4(6), and Rule 506 of Regulation D, of the Act. A Form D was filed with the Commission. No options were exercised, expired or were cancelled, leaving a June 30, 2007 balance of 156,740 non-employee stock options outstanding.

15.	Recent Sales-IRI

On February 11, 2005, Peer Review acquired all of the outstanding common shares of IRI, Texas Corporation engaged in providing medical case review. Peer Review acquired all of IRI’s capital stock in exchange for 75,000 shares of Peer Review’s Common shares, pursuant to Section 4(2) and Section 4(6) and Regulation D, Rule 506, of the Securities Act.

16.	Consolidated Statements.

Amounts paid to medical experts for case review have broken out on the statement of operations as “cost of sales”.

17.	Revenue Recognition F-10.

The company has only recognized revenues on an accrual basis to date from IRI.  While EITF 99-19’s scope is quite broad, the Company believes the following indicators provided in EITF 99-19 would identify its reporting procedure to be gross revenues: The Company is the primary obligor in the arrangement, the Company has the ability to determine the price at which it sells the service, the Company performs part of the service, the Company has discretion in supplier service, the Company is involved in the determination of the service specifications, and the Company has credit risk. More specifically on a standard engagement, the Company contracts with the customer to have an insurance case reviewed by an expert. The Company sets the price with the customer, arranges for review done to Company specifications, chooses a reviewer from a large database, provides the customer with the review, and bills the customer. The Company is responsible for paying the expert reviewer.

18.	Comment

We recognize income and expenses on the accrual method of accounting.
Revenue is recognized as services are rendered, the price to the subscriber is fixed and determinable, and collectability reasonable assured.

The company has only recognized revenues on an accrual basis to date from IRI, that is derived from fees received from a large number of different insurance companies in Texas to arrange for a medical expert to review denied cases.

19.	Comment

The cost of the acquired entity, Independent Review, Inc., was determined based on the fair value of the assets and liabilities of Independent Review, Inc. ("IRI") The Company considered basing a value on the recent sale of its securities to third parties, however those sales have all been private in nature, and at the time of the transaction there was no secondary or public trading market for the securities, and thus no reliable means of measurement. The Company also considered outside valuation, however IRI's past track record subjected to impairment testing would not have supported any type of goodwill, rendering an outside valuation, and its considerable costs in light of IRI's limited assets, of little or no value. The transaction was undertaken on the Company's perception of a possible increase in IRI's business when combined with the Company's marketing techniques, and therefore was speculative in nature. Weighing all aspects of the transaction, as noted above and pursuant to paragraph 23 of SFAS 141, the Company recorded the transaction at the most conservative measurement, and perhaps the only reliable measurement available which was the net deficit if IRI.

Respectably,

/s/ Willis Hale
Willis Hale
President